

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Richard J. Carbone
Executive Vice President
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

      Re: **Prudential Financial, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 001-16707

Dear Mr. Carbone:

      We have completed our review of your filing and do not have any further comments at this time.

                           Sincerely,

                           Joel Parker
                           Accounting Branch Chief